Exhibit 99.1

New Century Logistics (BVI) Limited and Silk Way Airlines have reached a strategic cooperation to jointly explore a new pattern of international air logistics

Hong Kong, China, May 19, 2025 - On May 16, 2025 —— Hong Kong leading logistics solutions provider New Century Logistics (BVI) Limited (hereinafter referred to as “New Century”) today announced the formal signing of a Memorandum of Understanding (“MOU”) with Silk Way Airlines Limited (hereinafter referred to as “Silkway”), a well-known air cargo airline in Hong Kong. Both parties will explore innovative solutions in the international air freight logistics sector based on resource sharing and complementary strengths, aiming to enhance global supply chain efficiency for their clients.

Stronger collaboration

According to the MOU, New Century and Silkway will conduct in-depth cooperation in the following directions:

●	Joint development of international air freight logistics solutions: integrating New Century’s global logistics network with Silkway’s air cargo resources to provide end-to-end efficient transportation services for cross-border trading enterprises.
●	Market intelligence and logistics best practices sharing: optimize route planning, cost control and risk management capabilities through data exchange and experience sharing.
●	Collaborative marketing and brand promotion: Joint promotion of services offered by both parties to expand business coverage in Asia Pacific, Europe and emerging markets.
●	Customer experience upgrade: build a seamless logistics service system, improve the transparency of cargo tracking and delivery timeliness.

Blueprint for cooperation

The CEO of New Century, Mr. Ngan Ching Shun, stated: “This cooperation is an important step in New Century’s globalization strategy. Silkway’s expertise in air cargo and New Century’s supply chain management capabilities are highly compatible. We look forward to creating greater value for our customers through resource integration and technology empowerment”.

Silkway emphasized: “The cooperation with New Century will accelerate our transformation into a comprehensive logistics service provider. Both sides have the same insight into market trends, and will jointly explore cutting-edge fields such as digital and green logistics in the future, leading industry innovation”.

Future prospects

The MOU of cooperation between New Century and Silkway is valid for a period of 12 months. During this period, both parties will establish a joint working group to facilitate and expedite the implementation of specific projects. New Century and Silkway plan to launch customized air transport services for cross-border e-commerce and high-end manufacturing first in the third quarter of 2025, and also considering the potential for cooperation in the application of sustainable aviation fuel (“SAF”).

About Silk Way Airlines Limited

Founded in 2001, Silkway is a leading cargo carrier serving a network of charter destinations worldwide. Silkway is committed to providing efficient and reliable air cargo services to customers around the world, and has significant advantages in Central Asia, Europe and the “Belt and Road” market.

About New Century Logistics (BVI) Limited

New Century is an international freight forwarding company and logistics service provider. Its customers include direct shippers and other freight forwarders. New Century assists its clients in both importing and exporting of goods which principally involves the arrangement of shipment upon receipt of booking instructions from our customers, including sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance and cargo handling at ports. New Century’s freight forwarding services principally generate revenues from air freight export shipments to regions such as North America, Europe and Asia.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements”. You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The reader is cautioned not to rely on these forward-looking statements. Actual results could vary materially from the expectations and projections of New Century. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. A more complete discussion of the risks and uncertainties facing the Company appears in the registration statement and in the Company’s Annual Information Form and other continuous disclosure filings, which are available on EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking statements discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us, including those described in New Century Logistics’ prospectus filed with the SEC. We do not undertake to update any forward-looking statement as a result of new information or future events or developments, except as required by U.S. federal securities laws.

Contact:

ir@nclogistics.com.hk

New Century Logistics (BVI) Ltd

A-E 33/F King Palace Plaza

55 King Yip Street

Kwun Tong Hong Kong

www.nclogistics.com.hk